
07007327

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51758

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MidAmerica Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1820 E. 20th, Suite 28
(No. and Street)

Joplin	MO	64804
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Shaun Young 417-623-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James L. Gordon, C.P.A., P.A.
(Name – *if individual, state last, first, middle name*)

727 Poyntz Avenue	Manhattan	KS	66502
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 13 2007
THOMSON FINANCIAL


SEC MAIL PROCESSING SECTION
RECEIVED
APR 05 2007
WASH. D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shaun Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MidAmerica Financial Services, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

President

Title



Notary Public

TRESHA ANN LIVINGSTON
Notary Public - Notary Seal
State of Missouri, Jasper County
Commission # 06982987
My Commission Expires Dec. 13, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page. (Balance Sheet)
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (Exempt)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Note H)
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (Exempt)
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MidAmerica Financial Services, Inc.

TABLE OF CONTENTS

December 31, 2006

FINANCIAL STATEMENTS

Independent Auditor's Report 1
Balance Sheet 2
Statement of Income 3
Statement of Changes in Stockholders' Equity 4
Statement of Cash Flows 5
Notes to Financial Statement 6

SUPPLEMENTAL INFORMATION

Computation of Net Capital Pursuant to Rule 15c3-1(1) 9
Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 10
Independent Auditor's Report on AML Compliance Required by the Patriot Act and NASD Rule 3011 12

James L. Gordon, C.P.A., P.A.

Commerce Bank Tower – 727 Poyntz Ave. Manhattan, KS 66502 Telephone 785/537-0190 FAX 785/537-0158

INDEPENDENT AUDITOR'S REPORT

Board of Directors
MidAmerica Financial Services, Inc.
1820 East 20th Street
Joplin, Missouri

I have audited the accompanying balance sheet of MidAmerica Financial Services, Inc. (an S-corporation) as of December 31, 2006 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MidAmerica Financial Services, Inc. as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained on pages 9-13 of my report is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934 and NASD Rule 3011. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



James L. Gordon, C.P.A., P.A.
Manhattan, Kansas
March 26, 2007

MidAmerica Financial Services, Inc.

BALANCE SHEET

December 31, 2006

ASSETS

CURRENT ASSETS	
Cash in bank	$ 5,739
Accounts receivable - registered representatives	7,642
Commissions receivable	15,335
Prepaid Rent	600
	29,316
OTHER ASSETS	
Brokerage account (unrestricted)--Note C	793
Brokerage account (restricted)--Note C	10,000
Rent deposit	350
	11,143
PLANT AND EQUIPMENT	
Office furniture	6,618
Less accumulated depreciation	5,722
	896
TOTAL ASSETS	$41,355

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Bank account overdraft	$ 3,079
Commissions payable	20,133
TOTAL CURRENT LIABILITIES	23,212
STOCKHOLDERS' EQUITY	
Common stock, no par value; 100,000 shares authorized, 100 shares issued	100
Retained earnings	18,043
	18,143
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$41,355

See accompanying notes to financial statements.

MidAmerica Financial Services, Inc.

STATEMENT OF INCOME

Year Ended December 31, 2006

Sales		
Commissions received		$402,180
Registered representative income		45,611
Other income		130,565
Investment advisor supervisory income		2,274
	TOTAL SALES	580,630
Cost of Sales		
Commissions paid		410,684
Clearing costs		11,014
Registered representative expense		27,007
	TOTAL COST OF SALES	448,705
	GROSS PROFIT	131,925
Overhead Expenses		
Accounting		3,333
Advertising		1,641
Attorney fees		628
Contracted services		83,371
Contributions		70
Depreciation		637
Dues and subscriptions		472
Insurance		1,950
Internet expense		2,570
Licenses and permits		53
Miscellaneous		737
Office expense		5,313
Postage		4,992
Printing and reproduction		462
Recruitment fees		5,201
Repairs		558
Rent		7,200
Telephone		5,384
Travel and entertainment		14,728
	TOTAL OVERHEAD EXPENSES	139,300
	OPERATING INCOME	(7,375)
Other Income		
Interest income		1,491
Finance charges		217
Other miscellaneous income (expense)		(904)
	TOTAL OTHER INCOME	804
	NET INCOME	$ (6,571)

See accompanying notes to financial statements.

MidAmerica Financial Services, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

December 31, 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2005	$100	$ ---	$28,060	$28,160
Dividends	---	---	(3,446)	(3,446)
Net income	---	---	(6,571)	(6,571)
BALANCE AT DECEMBER 31, 2006	$100	$ ---	$18,043	$18,143

See accompanying notes to financial statements.

MidAmerica Financial Services, Inc.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$(6,571)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	637
Change in assets and liabilities increasing (decreasing) cash flows:	
Accounts receivable - registered representatives	5,394
Commissions receivable	(10,746)
Prepaid expense	(600)
Bank account overdraft	3,079
Accounts payable	25
Commissions payable	13,416
NET CASH PROVIDED BY OPERATING ACTIVITIES	4,634
CASH FLOWS USED IN INVESTING ACTIVITIES	
Increase in brokerage accounts (unrestricted)	(425)
CASH FLOWS USED IN FINANCING ACTIVITIES	
Dividends	(3,446)
CHANGE IN CASH AND CASH EQUIVALENTS	763
Cash and cash equivalents at beginning of year	4,976
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 5,739

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

No cash was paid for interest or taxes in 2006.

The Company considers all cash on deposit to be cash and cash equivalents for purposes of the statement of cash flows.

See accompanying notes to financial statements.

MidAmerica Financial Services, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activities: The Company was incorporated on November 11, 1999 and provides services as a registered broker and dealer. Revenues and expenses consist primarily of commissions received and paid, fees received from and paid on behalf of registered representatives, and travel to recruit and oversee registered representatives. The Company is registered in 30 states and Washington, DC.

Security Trading: On security trades by customers the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Basis of Accounting: The Company uses the accrual basis of accounting, which is consistent with generally accepted accounting principles.

Plant and Equipment: Purchases and equipment with a useful life of more than one year are capitalized. Depreciation is based on the useful life of the asset and charged to income ratably over that life. Repairs and improvements which significantly increase the useful life of an asset are capitalized.

Accounts Receivable - Registered Representatives: Accounts receivable from registered representatives include administrative and supervisory fees charged to the representatives for licensing, continuing education and supervision.

Commissions Receivable and Payable: Commissions receivable and payable are booked at the time of sale. At December 31, 2006 all of the Company's commissions receivable and payable were less than 60 days old.

Income Taxes: The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. As an S-corporation all items of income and expense are passed through to shareholders to be taxed on their individual income tax returns.

The Company recognizes income for book purposes on the accrual basis of accounting and recognizes income for tax purposes on the cash basis of accounting. The following is a summary of differences between income per books and taxable income to shareholders:

Income per books	$(6,571)
Adjustments:	
Cash receipts of prior year receivables	17,625
Cash payments of prior year payables	(6,692)
Current year receivables	(22,977)
Current year payables	20,133
Difference between book and tax depreciation	387
50% limitation on meals and entertainment	2,650
TAXABLE INCOME TO SHAREHOLDERS	$ 4,555

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Cont'd

Use of Estimates: Generally accepted accounting principles require the use of estimates in the preparation of financial statements. Actual amounts may differ from estimated amounts.

Personnel Policies: The Company pays its registered representatives on a commission basis and considers registered representatives to be self-employed. No taxes are withheld on commissions paid. Management is considered to be independent contractors. The Company currently has no salaried or hourly employees.

Other Income: Other income consists of commissions received on mutual fund (12b) transactions.

Capital Gains (Losses): The Company does not trade on its own behalf.

Advertising: Advertising costs are expensed as incurred.

NOTE B--RELATED PARTY TRANSACTIONS

MidAmerica Mortgage Center, Inc. was owned by the shareholders of MidAmerica Financial Services, Inc.

MidAmerica Mortgage Center, Inc. ceased operations in 2005 and MidAmerica Financial Services, Inc. paid off its remaining Yellow Page contract of $3,446. This amount was treated as a dividend to the shareholders.

NOTE C--RESTRICTIONS ON CASH

The Company is required by its brokerage firm to maintain $10,000 in a house account with them. The balance in this account at December 31, 2006 was $10,793. $10,000 of this amount has been reported as restricted cash under other assets.

NOTE D--CONCENTRATION OF CREDIT RISK

Uninsured cash balances - the Company maintains cash balances in two money market funds with its clearing house. These balances are not insured. The amounts in these accounts at December 31, 2006 were $10,793 and $23,087, exposing the Company to a potential credit risk of $33,880.

NOTE E--LEASES

The Company leases its offices for $600 per month. The lease is month to month and there is no contract.

NOTE F--INVESTMENTS

For purposes of computing net capital pursuant to Rule 15c3-1(1) the value of money market funds must be reduced (haircut) by 2%.

At December 31, 2006 these amounts were:

	Value	Haircut
Money Market Funds:		
Cash in bank	$ 5,739	$115
Brokerage account	10,793	216
	$16,532	$331

NOTE G--NET CAPITAL REQUIREMENTS

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000.00 or 6-2/3% of the Company's aggregate indebtedness. On December 31, 2006 the Company had net capital of $8,324. ($3,324 in excess of the minimum required amount). The percentage of aggregate indebtedness to net capital was 278.86%.

NOTE H--CONTROL REQUIREMENTS

There are no amounts, as of December 31, 2006, to be reported pursuant to the possession or control requirement under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

NOTE I--RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Based on my computation of net capital under Rule 15c3-1, as of December 31, 2006 there were no material differences with respondent's unaudited report.

NOTE J—CONTINGENCIES

Two registered representatives of the Company are plaintiffs in a lawsuit to recover unpaid commissions from a client for whom they secured financing. Should the Company's registered representatives prevail in this case the Company will receive 5% of the commission. The Company has not engaged any attorneys in this matter, is not a party to the lawsuit and has made no provision for any potential awards in its financial statements.

SUPPLEMENTAL INFORMATION

MidAmerica Financial Services, Inc.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1(1)

December 31, 2006

NET CAPITAL	
Ownership Equity	$18,143
Less non-allowable assets:	
Rent deposit	350
Prepaid rent	600
Receivables from non-customers	7,642
Net fixed assets	896
	9,488
TOTAL ALLOWABLE CAPITAL	8,655
Less Haircuts on Investments	331
TOTAL NET CAPITAL	8,324
MINIMUM NET CAPITAL REQUIREMENT	(5,000)
EXCESS OVER MINIMUM NET CAPITAL REQUIREMENT	$ 3,324
TOTAL AGGREGATE INDEBTEDNESS	$23,212
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	278.86%

See independent auditors' report

// James L. Gordon, C.P.A., P.A.

Commerce Bank Tower – 727 Poyntz Ave. Manhattan, KS 66502 Telephone 785/537-0190 FAX 785/537-0158

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
MidAmerica Financial Services, Inc.
1820 East 20th Street
Joplin, Missouri

In planning and performing my audit of the financial statements and supplemental schedules of MidAmerica Financial Services, Inc. for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, I did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons.

2) Recordation of differences required by Rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 - Cont'd

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above. However, I noted other matters involving internal control over financial reporting, which I have reported to management of the Company in a separate letter dated March 26, 2007.

I understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



James L. Gordon, C.P.A., P.A.
Manhattan, Kansas
March 26, 2007

James L. Gordon, C.P.A., P.A.

Commerce Bank Tower – 727 Poyntz Ave. Manhattan, KS 66502 Telephone 785/537-0190 FAX 785/537-0158

INDEPENDENT AUDITOR'S REPORT ON AML COMPLIANCE REQUIRED BY THE PATRIOT ACT AND NASD RULE 3011

Board of Directors
MidAmerica Financial Services, Inc.
1820 East 20th Street
Joplin, Missouri

I have audited, in accordance with auditing standards generally accepted in the United States of America, the financial statements and supplemental schedules of MidAmerica Financial Services, Inc. as of December 31, 2006 and have issued my report thereon dated March 26, 2007

In planning and performing my audit of the financial statements and supplemental schedules MidAmerica Financial Services, Inc. for the years ended December 31, 2006, I also considered its policies and procedures regarding compliance with the provisions of the Patriot Act.

Also, as required by NASD Rule 3011, I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in NASD Rule 3011. These included:

- The establishment and implementation of policies and procedures that can be reasonably expected to detect and cause the reporting of suspicious transactions;
- The establishment and implementation of policies, procedures, and internal controls reasonably designed to achieve compliance with the Bank Secrecy Act and implementing regulations;
- The designation of an individual responsible for implementing and monitoring the day-to-day operations and internal controls of the program;
- The provision for ongoing training of appropriate personnel.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the NASD's above mentioned objectives.

Because of inherent limitations in internal control or the practices and procedures referred to above, it is possible that money laundering may occur and not be detected.

My consideration of these practices and procedures would not necessarily disclose all matters in respect to anti money laundering that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that money laundering may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

I understand that practices and procedures that accomplish the objective referred to in the second and third paragraphs of this report are considered by the NASD to be adequate for its purposes in complying with the Patriot Act, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the NASD's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



James L. Gordon, C.P.A., P.A.
Manhattan, Kansas
March 26, 2007

James L. Gordon, C.P.A., P.A.

Commerce Bank Tower – 727 Poyntz Ave. Manhattan, KS 66502 Telephone 785/537-0190 FAX 785/537-0158

March 26, 2007

Board of Directors
MidAmerica Financial Services, Inc.
1820 East 20th Street
Joplin, Missouri

I am presenting for your consideration my comments and recommendations regarding internal control and other matters coming to my attention during the audit of the financial statements of MidAmerica Financial Services, Inc. as of and for the year ended December 31, 2006.

In planning and performing my audit of the financial statements of MidAmerica Financial Services, Inc., for the year ended December 31, 2006, I considered the Company's internal control in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements. The purpose of this consideration was not to provide assurance on internal control.

However, during my audit I became aware of matters that are opportunities for strengthening internal control and operating efficiency. The memorandum accompanying this letter summarizes my comments and recommendations concerning these matters. This letter does not affect my report dated March 26, 2007 on the financial statements of MidAmerica Financial Services, Inc.

I will discuss the status of these comments during my next audit engagement. I have already discussed these comments and suggestions with various personnel, and I will be pleased to discuss them in further detail at your convenience, to perform any additional study of these matters, or to assist you in implementing the recommendations.

Sincerely,



James L. Gordon, C.P.A., P.A.

MIDAMERICA FINANCIAL SERVICES, INC.
Management Letter Points
Year Ended December 31, 2006

I appreciate the outstanding job Shaun Young did in providing the necessary documentation for the audit on a timely basis.

Management Letter Points

When comparing commission expenses reported in the financial statements with those that were reported to individuals on Form 1099 differences were discovered on seven occasions.

The Company uses QuickBooks for financial reporting and four of these instances occurred because some commission checks were written to the individual using their "customer" name rather than their "vendor" name. For purpose of 1099 reporting QuickBooks only picks up those items which are paid to vendors. Therefore the 1099's were under reported by the amount of the checks which were written to customers.

In three instances the amounts reported to an individual on their 1099 were incorrectly netted against items which they, the individual, owed to the Company. Commissions paid to individuals should be reported at their gross amounts and then the individual should claim those items owed to the Company as an expense against the income reported to them on the 1099.

END